# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Texas Mineral Resources Corp., CIK 0001445942
CUSIP: 882672108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 539 EL PASO STREET, 539 EL PASO STREET, SIERRA BLANCA, Colorado (CO), 79851
Date of event which requires filing of this statement: 10/20/2025
Amends the filing with accession number 0001785185-19-000003
Filed by CIK 0001785185
Persons authorized to receive notices and communications: Bernard Masters, 4801 N. Butler Ave., Suite 12000, Farmington, New Mexico (NM), 87401, 505-787-9299

## Reporting persons
- Navajo Transitional Energy Company, LLC (CIK 0001785185): type of reporting person: other (OO); citizenship or place of organization: New Mexico (NM); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 10,111,883; sole dispositive power 0; shared dispositive power 10,111,883; aggregate amount beneficially owned 10,111,883 (12.5% of the class)
  Comment: Navajo Transitional Energy Company is a limited liability company formed under the laws of the Navajo Nation.
- Lund LaVern K (CIK 0001705977): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 176,085; shared voting power 10,111,883; sole dispositive power 176,085; shared dispositive power 10,111,883; aggregate amount beneficially owned 10,287,968 (12.7% of the class)
- Denetclaw Peter Jr. (CIK 0001840200): citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 163,289; shared voting power 10,111,883; sole dispositive power 163,289; shared dispositive power 10,111,883; aggregate amount beneficially owned 10,275,172 (12.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Texas Mineral Resources Corp.
Address of issuer's principal executive offices: 539 EL PASO STREET, 539 EL PASO STREET, SIERRA BLANCA, Colorado (CO), 79851
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission ("SEC") on August 13, 2019 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on January 30, 2025 and by Amendment No. 2 filed on February 3, 2025, with respect to the Common Stock, par value $0.01 (the "Common Stock") of Texas Mineral Resources Corp., a Delaware corporation (the "Issuer"). The Original Schedule 13D, as amended by Amendment No. 1 and by Amendment No. 2, is referred to herein as the "Amended Schedule 13D", and the Amended Schedule 13D, as amended by this Amendment No. 3, is referred to herein as the "Schedule 13D/A. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Amended Schedule 13D. This Amendment No. 3 amends Items 4 and 5 as set forth below.

## Item 4. Purpose of Transaction
Purpose of transaction:
The last sentence of Item 4 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:
As part of this continuous review and in response to the increasingly favorable market conditions, NTEC is pursuing plans to proceed in the divestment of some or all of its investment in the Issuer when market conditions warrant such a transaction and in accordance with applicable law. Messrs. Lund and Denetclaw are similarly pursuing plans to proceed in divesting of some or all of their individual holdings of Common Stock of the Issuer upon favorable market conditions at their sole discretion.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) The first two sentences Item 5(a) are hereby amended and restated to read as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D/A relates to is 10,451,257 shares of Common Stock, constituting of approximately 13% of the currently outstanding Common Stock of the Issuer. The aggregate number of and percentage of shares of Common Stock reported herein are based upon the 80,735,812 shares of Common Stock outstanding as of October 15, 2025, consisting of (i) 75,030,946 shares of Common Stock, as reported in the Quarterly Report of the Issuer on Form 10-Q for the fiscal quarter ended May 31, 2025, plus (ii) 3,660,000 shares of Common Stock, as reported in the Current Report of the Issuer on Form 8-K, filed with the SEC on August 11, 2025, plus (iii) 664,327 shares of Common Stock, as reported in the Current Report of the Issuer on form 8-K, filed with the SEC on September 19, 2025, and plus (iv) 1,380,539 shares of Common Stock, as reported in the Current Report of the Issuer on Form 8-K, as filed with the SEC on October 15, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and restated in its entirety to read as follows:

NTEC: As of the date hereof, NTEC may be deemed to be the beneficial owner of 10,111,883 shares of Common Stock, equal to 12.5% of the outstanding Common Stock, as follows:
i) Sole power to vote or direct the vote: 0
ii) Shared power to vote or direct the vote: 10,111,883 shares
iii) Sole power to dispose or direct the disposition: 0
iv) Shared power to dispose or direct the disposition: 10,111,883 shares

LaVern K. Lund: As of the date hereof, Mr. Lund may be deemed to be the beneficial owner of 10,287,968 shares of Common Stock, equal to 12.7% of the outstanding Common Stock, as follows:
i) Sole power to vote or direct the vote: 176,085 shares
ii) Shared power to vote or direct the vote: 10,111,883 shares
iii) Sole power to dispose or direct the disposition: 176,085 shares
iv) Shared power to dispose or direct the disposition: 10,111,883 shares

Peter Denetclaw, Jr.: As of the date hereof, Mr. Denetclaw may be deemed to be the beneficial owner of 10,275,172 shares of Common Stock, equal to 12.7% of the outstanding Common Stock, as follows:
i) Sole power to vote or direct the vote: 163,289 shares
ii) Shared power to vote or direct the vote: 10,111,883 shares
iii) Sole power to dispose or direct the disposition: 163,289 shares
iv) Shared power to dispose or direct the disposition: 10,111,883 shares

## Signatures
- Navajo Transitional Energy Company, LLC: LaVern K Lund, Chief Executive Officer (10/22/2025)
- Lund LaVern K: LaVern K Lund, LaVern K Lund (10/22/2025)
- Denetclaw Peter Jr.: Peter Denetclaw Jr., Peter Denetclaw Jr. (10/22/2025)